Exhibit 16.1

October 12, 2006

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

The undersigned Schumacher & Associates, Inc. previously acted as independent accountants to audit the financial statements of Triton Distribution Systems, Inc. (formerly Petramerica Oil, Inc.) We are no longer acting as independent accountants to the Company.

This letter will confirm that we have read Triton Distribution Systems, Inc.'s statements included under Item 4 of its Form 8-K dated October 12, 2006, and we agree with such statements as they relate to us, except that we are not in a position to agree or disagree with Triton Distribution Systems, Inc.'s statement that our termination as the Company's principal accountants was approved by the Board of Directors.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very Truly,

/s/ Schumacher & Associates, Inc